UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6F
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Robinhood Ventures Fund II

Address of Principal Business Office:	85 Willow Road Menlo Park, CA 94025

Telephone Number:	(650) 761-7789

Name and Address of Agent for Service of Process:	Sarah Pinto c/o Robinhood Ventures Fund II 85 Willow Road Menlo Park, CA 94025
The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE
Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Menlo Park and the State of California on the 30th day of June, 2026.

Robinhood Ventures Fund II

/s/ Sarah Pinto
Name: Sarah Pinto
Title: President

Attest:	/s/ Aaron Ellias
Name: Aaron Ellias
Title: Secretary, Counsel